EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	January 16, 2023

Eldorado Gold Announces Fourth Quarter and Full Year 2022 Preliminary Production; Provides Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces fourth quarter 2022 preliminary gold production of 128,453 ounces, and full year preliminary gold production of 453,916 ounces. During the year, consolidated production continued to increase sequentially, quarter over quarter. Fourth quarter production was strong across all assets, in line with the Company’s expectation of a stronger second half of 2022. Full year preliminary production was just below the bottom end of the guidance range. Detailed production, by asset, is outlined in the table below.

Q4 2022 Preliminary Gold Production

Mine	Production (oz)
	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Kisladag	40,307	37,741	27,973	29,779
Lamaque	51,349	42,454	46,917	33,377
Efemcukuru	21,362	22,473	22,793	21,057
Olympias	15,435	16,123	15,779	8,996
Total Gold Production (oz)	128,453	118,791	113,462	93,209

Mine	Production (oz)
	Full Year 2022	Full Year 2021
Kisladag	135,801	174,365
Lamaque	174,097	153,201
Efemcukuru	87,685	92,758
Olympias	56,333	55,577
Total Gold Production (oz)	453,916	475,850

Canada

At Lamaque, fourth quarter production increased 20% over the third quarter, mainly driven by higher grade and increasing throughput performance at the mill. The mine delivered record annual production, a 14% increase over 2021.

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Turkiye

Fourth quarter gold production at Kisladag increased 7% over the third quarter and had steady, improvement through 2022. The higher in gold production quarter-over-quarter was driven by an increase in tonnes placed on the pad during the third quarter. In the fourth quarter, eight larger, higher-capacity conveyors were installed, which has improved material handling capacity and on-belt agglomeration. Despite an approximate 35% increase in production in the second half, compared to the first half of 2022, full year production results were lower than planned, mainly attributable to lower tonnes stacked as a result of weather and COVID-absenteeism challenges in early 2022, and ongoing agglomeration optimization that continues to progress well.

At Efemcukuru, gold production, throughput and average gold grade were in line with plan for the quarter and for the full year.

The Company’s profits from mining operations in Turkiye are taxed at the enacted rate and the resulting current income tax expense can be further increased or reduced by other items. In the fourth quarter, the Company expects the Turkish current income tax expense on mining profits, at an enacted rate of 22%, to be further increased up to $0.5 million. The expected increase is primarily related to the weakening of the Lira in the quarter and the resulting generation of taxable unrealized foreign exchange gains, partly offset by reductions related to Lira deposits and the investment tax credit relating to Kisladag.

Greece

Fourth quarter gold production at Olympias was relatively flat quarter over quarter. Overall, 2022 production from Olympias was lower than planned due to lower-than-expected tonnes processed and availability of ore stopes. The Company continues to implement operating initiatives designed to improve productivity.

Q4 2022 Financial and Operational Results Call Details

Eldorado will release its 2022 Year-End and Fourth Quarter Financial and Operational Results after the market closes on Thursday, February 23, 2023, and will host a conference call on Friday, February 24, 2023, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://services.choruscall.ca/links/eldoradogold2022q4.html

Conference Call Details		Replay (available until March 31, 2023)
Date:	February 24, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	9760
Toll free:	1 800 319 4610

Additionally, the Company plans to release detailed guidance for 2023 and an updated five-year outlook, which is expected to include Skouries, in conjunction with the 2022 full-year results on Thursday, February 23, 2023. Further, to streamline disclosure, the Company will no longer be pre-releasing production figures in advance of the financial results, with the exception of the annual preliminary production results.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to the expected tax expense in Turkiye; the expected improvements in material handling capacity and agglomeration optimization at Kisladag; the productivity improvements based on several operating initiatives at Olympias. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production; the weakening of the Turkish Lira and the resulting generation of taxable unrealized foreign exchange gains in Turkiye; benefits of operational improvements at Kisladag and Olympias. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to successfully implement operational improvements at Kisladag and Olympias; inability to assess taxes in Turkiye or depreciation expenses; as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and Senior VP Technical Services & Operations for the Company, and a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

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